Exhibit 1

Media Release

12 May 2008

St.George and Westpac merger discussions

•                  Would create Australia’s leading financial services company for customers, shareholders and employees

•                  All Westpac and St.George brands, including Bank SA, and branch/ATM networks would be retained

•                  AA credit-rated financial institution, with strong capital and broad based funding

•                  Significantly stronger platform for growth in Australia and New Zealand

Westpac Banking Corporation today announced that it is in merger discussions with St.George Bank Limited concerning an all-scrip merger to create Australia’s leading financial services company.

St.George and Westpac are each successful businesses, with iconic brands and strong and highly complementary cultures. The merger proposal recognises that, together, the two businesses would be stronger for customers, shareholders, employees and the community.

Together, Westpac and St.George would have a strong AA credit-rating, a larger balance sheet and greater access to funding.  This would lower risk and costs for St.George, and position the combined business to withstand challenging funding markets and take advantage of opportunities created by the dislocation in capital markets.

The Rationale for Merger

Westpac believes the respective brands would be better able to compete and flourish by belonging to the same larger, stronger, entity.  Both organisations are strong businesses, with iconic brands, strong and highly complementary cultures and long track records of delivering for customers, employees, shareholders and the community.

The proposed combination of Westpac and St.George is a compelling proposition for stakeholders:

•                  All Westpac and St.George brands, including Bank SA, and branch/ATM networks would be retained. The intention is that there will be no net reduction in branch or ATM numbers. The focus will be on investing more in front-line services;

•                  The combined 10 million customers would benefit from an enhanced offering in terms of product range, expanded distribution and financial strength while preserving their relationships with employees, products, customer touchpoints and branding; and

 •               Shareholders would own the premier AA rated financial institution in Australia, with leading market positions across key lines of business, and share in the benefits of substantial revenue synergies going forward.

The combined business would be a market leader in Australia. Specifically, St.George and Westpac would be:

•                  Australia’s leading provider of home lending, with a market share of 25%

•                  Australia’s largest wealth platform provider with funds under administration of $108 billion

Westpac Chairman, Ted Evans, said: “St.George and Westpac are two highly successful banks, but we believe they would be stronger together in a way which allows both to harness the strength of each, while maintaining their unique identities and market positions.

“The proposal continues Westpac’s focus on Australia and New Zealand and would help Westpac achieve its strategic priorities sooner – building greater strength in distribution and transforming our operations through the integration process.”

Westpac CEO, Gail Kelly said that Westpac believes this is a unique opportunity to bring these iconic brands together in a way that will benefit both banks and their customers.

“It would create Australia’s leading financial institution with regard to meeting customer needs, distribution, strong brands, scale, financial strength and the best products,” Mrs Kelly said.

“For customers it would make it more convenient to access customer touchpoints, including the largest distribution network with over 1,200 branches and in-stores as well as more than 2,700 ATMs.

“It would also provide greater diversity and choice of products from both organisations. This would ensure that the best of each bank’s product and service capabilities can be extended across customer segments, driving significant revenue growth.”

Mrs Kelly said the combined strength would enable the group to more effectively compete while sharing investment across a broader customer base.

 “The increased scale and integration of operations would drive further investment in our back office processes ensuring more reliable, consistent and improved customer service,” she added.

The merger would require the approval of a range of regulatory authorities as well as the Federal Treasurer.

Westpac has engaged Caliburn Partnership as financial adviser and Gilbert + Tobin as legal adviser.

Ends.

For Further Information

David Lording	Jane Counsel
Media Relations	Media Relations
Westpac Banking Corporation	Westpac Banking Corporation
Ph: 02 8253 3510 Mb: 0419 683 411	Ph: 02 8253 3443 Mb: 0416 275 273